KOLASCO CORP.
1005-63 CALLOWHILL DR.
TORONTO, ON, M9R 3L6
CANADA

July 24, 2012


United States
Securities and Exchange Commission
Washington, DC 20549

Re: Kolasco Corp.'s - Registration Statement on Form S-1
    Amendment No. 3
    Filing No. 333-180459

Dear: Celeste M. Murphy

In response to your letter dated July 20, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT:

1. WE NOTE YOUR RESPONSE TO COMMENT 2 FROM OUR LETTER DATED JUNE 20, 2012 AND REISSUE. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, OUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

RESPONSE:  We have added the required disclosures.

Thank you.

Sincerely,


/s/ MYKOLA OGIR
-----------------------------
Director
MYKOLA OGIR